E X P E R T C A R E, E V E R Y W H E R E.TM
80 East Rio Salado Parkway, Suite 610 | Tempe, Arizona, USA 85281
P +1 480-333-3700 | F + 1 480-333-3592 | medaire.com | info@medaire.com

November 21, 2006
ASX Code: MDE

Dear Shareholders:

I am excited to report a net income of US$ 129000 for the quarter ending September of 2006. These results take into account losses incurred in the sale of the Global Doctor clinics in Asia. This compares to a loss of US$ 60000 in the same period of the prior year.

The improvement in financial performance is primarily coming from gains in operating efficiencies, and to a lesser extent on sales growth. While further efficiency improvements are anticipated, it is clear that the focus has to shift to growing the business. Several initiatives are underway to do just that.

We are bringing new perspectives to our sales organizations in the USA, UK and Europe. Doug Bach has taken over international sales and marketing in Phoenix. His first task will be to reorganize our distribution network to improve growth in North and South America. Aaron Hawkins will be leaving MedAire Ltd in Farnborough, UK, after 16 years of service. We thank him for his many contributions and wish him well in his future endeavors. We are in final stages of recruitment for a new Managing Director in Farnborough to further grow our business in the UK and Europe.

Markets outside of the United States and Europe are areas where we can achieve major growth in all product lines: MedLink, our round the clock, world renowned medical support for commercial aviation, business jets, commercial shipping and luxury yachts; MedSpace which assembles industry specific medical kits; and our MedAire education and training services. Expanding our role in these markets can be very expensive and results can take time to develop. I believe we have the team to achieve these objectives, and have recently opened discussions with companies having specific synergies that may enable MedAire to explore ways to benefit from their experience in Asia, the Middle East and Australasia.

We are bringing new products to market and will soon launch a new online product to better inform our clients and their employees of health and security conditions in most international destinations. We are also introducing a new pharmaceutical inventory system in our MedSpace division, for the benefit of our commercial shipping clients.

While growth in the future is important, we continue our commitment to quality. In July we received ISO recertification for our processes to achieve our four corporate goals of profitable growth, client satisfaction, product development and continuing to make MedAire a great place to work.

We are now finalizing our budget for calendar year 2007. This budget calls for cost reductions in all administrative departments as well as higher sales growth in our established markets. Most importantly, the budget will call for bottom line profits for all sectors of MedAire.

We encourage you to visit our website at www.medaire.com to stay informed of these and other recent significant developments such as our new partnerships with Peregrine Aviation Services, Inc and AirCell, Inc. Thank you for your continued support and patience.

Jim Williams
Chief Executive Officer
MedAire, Inc.

Forward-Looking Statements — This news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ from the results discussed in the forward-looking statements. The company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after today or to reflect the occurrence of unanticipated events. For a more detailed description of the risk factors, please refer to the company’s
SEC filings.